  Exhibit 99.1

High Tide Announces Voting Results of Annual General and Special Meeting of Shareholders

CALGARY, AB, July 10, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today the voting results from its annual general and special meeting of shareholders of the Company held on Tuesday, July 9, 2024 (the "Meeting"). Each nominee listed in the Company's management information circular dated May 27, 2024, was elected as a director of the Company.

Each of the following five nominees proposed by management was elected as a director of the Company. The results of such vote were as follows:

Nominee	Votes For:		Votes Withheld:
	Number	%	Number	%
Harkirat ("Raj") Grover	12,024,728	98.48	185,538	1.52
Nitin Kaushal	11,873,159	97.24	337,112	2.76
Arthur Kwan	11,807,143	96.70	403,128	3.30
Christian Sinclair	12,033,188	98.55	177,083	1.45
Andrea Elliott	12,162,395	99.61	47,876	0.39

In addition, at the Meeting, shareholders approved (i) fixing the board of directors (the "Board") at five; and (ii) reappointing Ernst & Young LLP as the Company's auditor for the ensuing year and authorizing the board to fix their compensation. The results of such votes were as follows:

Resolution	Votes For:		Votes Withheld:		Votes Against:
	Number	%	Number	%	Number	%
Fixing the Board at Five	12,142,902	99.52	0	0	58,164	0.48
Reappointment of Ernst & Young LLP as the Auditors	12,191,996	99.93	9,075	0.07	0	0

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

__________________________________ [1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 176 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Silipipe, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2024/10/c9736.html

%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 10-JUL-24